Exhibit 3.1b

AMENDMENT TO THE BYLAWS

OF

DWS RREEF REAL ESTATE FUND II, INC.

This Amendment to the Bylaws of DWS RREEF Real Estate Fund II, Inc., a Maryland corporation, is effective as of April 9, 2009.

The Bylaws are hereby amended as follows (double underlined text is added):

1.	Article III, Section 7 is hereby amended as follows:

Section 7.	VOTING.

(a) General. The action of the majority of the directors present at a meeting at which a quorum is present shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the charter or these Bylaws. If enough directors have withdrawn from a meeting to leave less than a quorum but the meeting is not adjourned, the action of the majority of that number of the directors necessary to constitute a quorum at such meeting shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the charter or these Bylaws.

(b) Entry Into New Investment Advisory Agreement. The affirmative vote of at least 80% of the directors shall be required in order for the Corporation to enter into any new investment management agreement that includes a higher management fee than the existing investment management agreement. This Section 7(a) may only be amended by the affirmative vote of at least 80% of the directors.

(c) Entry Into Investment Management Agreement with Interested Stockholder. The affirmative vote of at least 80% of the directors not affiliated or associated with the applicable Interested Stockholder, as defined below, shall be required in order for the Corporation to enter into any investment management agreement with (1) any beneficial or record owner of 5% or more of the shares of any class of stock of the Corporation (an “Interested Stockholder”), (2) any person controlling, controlled by or under common control, directly or indirectly, with an Interested Stockholder, or (3) any other affiliate or associate of an Interested Stockholder. For purposes of this Section 7(c) the terms “control” (including the terms “controlling,” “controlled by” and “under common control with”), “affiliate” and “associate” shall have same meaning as in Rule 12b-2 under the Exchange Act, provided, however, that the term “associate” of a person shall also mean any other person that has any direct or indirect financial or business relationship with such person. As used herein, “person” shall be broadly defined to include, without limitation, any individual, corporation, partnership, limited liability company, trust or other entity. This Section 7(c) may only be amended by the affirmative vote of at least 80% of the directors who are not affiliated or associated with any Interested Stockholder.